The Bank of Glen Burnie since 1949

Glen Burnie Bancorp



ARIS
P.E.
12-31-06

RECD S.E.C.
APR 1 6 2007
1086

2006

ANNUAL Report

PROCESSED
APR 1 8 2007
THOMSON
FINANCIAL


GLEN BURNIE
BANCORP

Glen Burnie Bancorp

Contents

Transfer Agent

Registrar and Transfer Company
Stockholder Relations Department
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948

Brokers

Robert D. Petty, Senior Vice President
SmithBarney
125 West Street, Suite 201
Annapolis, MD 21401-2800
410-268-4700 • 410-267-7236 (fax)
robert.d.petty@smithbarney.com

James S. Gibbons, Vice President
Ferris, Baker Watts, Incorporated
888 Bestgate Road, Suite 402
Annapolis, MD 21401
410-972-2410 • 410-268-6729 (fax)
jsgibbons@fbw.com

Hammett W. Hough, Vice President
Scott & Stringfellow, Inc.
1421 Prince Street, Suite 140
Alexandria, VA 22314
888-250-7212 • 703-836-9759 (fax)
hhough@scottstringfellow.com

Annual Meeting

The 2007 Annual Meeting of Stockholders will be conducted on Thursday, May 10, 2007 beginning at 2:00 p.m. at LaFontaine Bleu, 7514 Ritchie Highway, Glen Burnie, Maryland.

Glen Burnie Bancorp's regular meeting of stockholders is held on the second Thursday in May of each year.

Dividend Reinvestment Plan

Common stockholders participating in the Dividend Reinvestment Plan receive a 5% discount from market price when they reinvest their Glen Burnie Bancorp dividends in additional shares. To obtain a prospectus and authorization forms, contact the Transfer Agent.

Direct Deposit of Dividends

The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly into a checking or savings account. For information regarding this program, contact the Transfer Agent.

Annual Report on Form 10-K

To obtain a copy of the company's Annual Report on Form 10-K for the year ended December 31, 2006, please contact the Transfer Agent.

Independent Auditors

Trice Geary & Myers, LLC
955 Mount Hermon Road
Salisbury, Maryland 21804

Selected Financial Data

The following table presents consolidated selected financial data for the Company and its subsidiaries for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to a 20% stock dividend paid on January 23, 2006 and a six-for-five stock split effected through a stock dividend paid on January 6, 2004.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars In Thousand Except Per Share Data)				
Operations Data:					
Net Interest Income	$ 11,821	$ 11,966	$ 12,016	$ 11,263	$ 11,368
Provision for Credit Losses	62	(50)	340	40	-
Other Income	2,244	2,114	2,372	2,289	2,485
Other Expense	10,682	10,625	10,360	9,748	9,957
Net Income	2,720	2,775	3,056	3,077	2,811
Share Data:					
Basic Net Income Per Share	$1.10	$1.13	$1.25	$1.27	$1.17
Diluted Net Income Per Share	1.10	1.13	1.25	1.27	1.17
Cash Dividends Declared Per Common Share	0.54	0.49	0.43	0.36	0.34
Weighted Average Common Shares Outstanding:					
Basic	2,472,803	2,456,723	2,442,944	2,430,603	2,416,703
Diluted	2,472,803	2,456,723	2,442,944	2,430,603	2,420,087
Financial Condition Data:					
Total Assets	$ 317,746	$ 306,561	$ 302,312	$ 302,252	$279,406
Loans Receivable, Net	193,337	190,205	182,291	172,819	158,287
Total Deposits	274,833	265,248	261,674	256,908	241,420
Long Term Borrowings	7,140	7,171	7,200	7,227	7,251
Junior Subordinated Debentures	5,155	5,155	5,155	5,155	5,155
Total Stockholders' Equity	28,201	26,625	25,744	23,948	21,789
Performance Ratios:					
Return on Average Assets	0.84%	0.89%	1.00%	1.05%	1.05%
Return on Average Equity	10.00	10.50	12.51	13.56	14.49
Net Interest Margin (1)	4.31	4.46	4.61	4.48	4.76
Dividend Payout Ratio	49.18	43.52	34.67	29.53	29.70
Capital Ratios:					
Average Equity to Average Assets	8.36%	8.47%	8.16%	7.76%	9.03%
Leverage Ratio	10.30	10.17	9.85	9.25	9.07
Total Risk-Based Capital Ratio	17.07	16.98	16.40	15.79	15.28
Asset Quality Ratios:					
Allowance for Credit Losses to Gross Loans	0.94%	1.14%	1.30%	1.28%	1.56%
Non-accrual and Past Due Loans to Gross Loans	0.03%	0.10%	0.33%	0.33%	0.36%
Allowance for Credit Losses to Non-Accrual and Past Due Loans	3,116.95%	1,164.55%	398.68%	385.25%	429.13%
Net Loan Charge-offs (Recoveries) to Average Loans	0.23%	0.09%	0.10%	0:18%	0.26%

(1) Presented on a tax-equivalent basis

A Message to Investors



John E. Demyan
Chairman

Dear Stockholder:

We are pleased that you have decided to invest in Glen Burnie Bancorp. Since the bank was formed in 1949 by a group of local, prominent citizens, the bank has stayed true to the mission statement;

"The Bank of Glen Burnie will be a safe, sound, community oriented, locally owned bank, committed to satisfying the needs of our customers, shareholders and employees."

As we continue to see mergers and acquisitions in the Maryland banking community, The Bank of Glen Burnie has continued to be an independent community bank serving our neighborhoods with eight branches in Anne Arundel County.

Glen Burnie Bancorp continues to provide shareholders value with profitable financial performance and dividends. In 2006, assets grew by 3.65% to $317,745,601; net total loans grew by 1.64% to $193,336,604, and deposits grew by 3.61% to $274,833,457. This allowed the bank to pay $0.48 per share in regular dividends for the year, and bonus dividends of $0.06 per share. Glen Burnie Bancorp has paid 57 consecutive, quarterly dividends.

The banking community has faced many challenges this past year including identify theft. The Bank of Glen Burnie took proactive steps to protect our customers with an automated signature verification system and debit card fraud watch system. The Bank of Glen Burnie will continue to be vigilant in protecting our customers information.

As banking delivery systems have evolved, we continue to offer on-line banking, bill pay and telephone banking to complement our eight branch locations and ATMs. We offer a full line of loan and deposit products to service both the personal and business customers.

With your continued support as shareholders, our dedicated employees, along with loyalty of our customers, we will continue to work hard to provide shareholder value.

Sincerely,

John E. Demyan
Chairman

F. William Kuethe, Jr.
President & CEO

Michael G. Livingston
Executive Vice President
DCEO & COO

2006 Performance Highlights:

- Stockholder's equity 5.91% growth
- Loans 1.64% growth
- Average delinquency rate 0.60%
- Core deposits 3.61% growth

Glen Burnie Bancorp

Executive Officers

John E. Demyan
Chairman

F. William Kuethe, Jr.
President

Michael G. Livingston
Executive Vice President

Frederick W. Kuethe, III
Vice President

John E. Porter
Treasurer

Dorothy A. Abel
Secretary

Directors

John E. Demyan
Real Estate Investor

Shirley E. Boyer
Real Estate Investor

Thomas Clocker
Owner – Angels Food Market

Norman E. Harrison, Jr., CPA
Founding Partner – Harrison, Fields & Company, LLC

F. William Kuethe, Jr.
President and Chief Executive Officer – The Bank of Glen Burnie®

Frederick W. Kuethe, III
Aerospace Software Engineer – Northrop Grumman, Inc.

Michael G. Livingston
Executive Vice President, DCEO & COO – The Bank of Glen Burnie®

Charles F. (Derick) Lynch, Jr.
President – The General Ship Repair Corporation

Edward L. Maddox
Financial Services Consultant – Automated Financial Systems

William N. Scherer, Sr.
Attorney

Karen B. Thorwarth
Insurance Agent

Mary Lipin Wilcox
Teacher – Anne Arundel County Schools



Michael G. Livingston
Executive Vice President, DCEO & COO

F. William Kuethe, Jr.
President & CEO

Mission Statement

The Bank of Glen Burnie® is a safe, sound, community oriented, locally-owned bank committed to excellence in satisfying the needs of our customers, shareholders and employees.

Executive Management

John E. Demyan
Chairman

F. William Kuethe, Jr.
President & CEO

Michael G. Livingston
Executive Vice President, DCEO & COO

John E. Porter
Senior Vice President & Chief Financial Officer

Senior Officers

Barbara J. Elswick
Senior Vice President & Chief Lending Officer

Joyce A. Ohmer
Senior Vice President of Branch Administration

Dorothy A. Abel
Vice President (Commercial Lending)

Rudolph S. Brown, Jr.
Vice President (Consumer Lending)

Michael C. Schutt
Vice President (Commercial Lending)

Michelle R. Stambaugh
Vice President (Human Resources)

Richard R. Sutton
Vice President (Commercial Lending)

Paul V. Trice, Jr.
Vice President (Audit)

Moses Williams, Jr.
Vice President (Collections)

*As of March 15, 2007

Officers

Yvonne M. Atkinson
Assistant Vice President (Marketing) (Community Reinvestment Act)

Diane M. Campbell
Assistant Vice President (Glen Burnie)

Joyce M. Cleveland
Assistant Vice President (Riviera Beach)

Darren S. Elswick
Assistant Vice President (Information Systems)

Kristin C. Elswick
Assistant Vice President (Deposit Processing)

Melissa Leonescu
Senior Credit Officer

Patricia A. Miller
Assistant Vice President (Odenton)

Linden B. Monaghan
Branch Officer (Severna Park)

Charles F. Pumphrey
Data Processing Officer

Arlene T. Rayburn
Assistant Vice President (Severn)

Deborah L. Slappo
Assistant Vice President (Audit)

Roxanne Stroud
Assistant Vice President (Loan Operations)

Denise M. Sutton
Assistant Vice President (Linthicum)

Pamela A. Thompson
Assistant Treasurer

Donna K. Walsh
Assistant Vice President (Crownsville)

Joanne L. Walter
Assistant Vice President (Mortgages)

Deborah J. Youngbar
Branch Officer (South Crain)

2006

FINANCIALS

GLEN BURNIE BANCORP AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006

MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "GLBZ." As of February 22, 2007, there were 476 record holders of the Common Stock. The closing price for the Common Stock on that date was $17.50. A 20% stock dividend was paid on January 23, 2006 to stockholders' of record on January 9, 2006.

The following table sets forth the high and low sales prices for the Common Stock for each full quarterly period during 2006 and 2005 as reported by Nasdaq. The quotations represent prices between dealers and do not reflect the retailer markups, markdowns or commissions, and may not represent actual transactions. Also shown are dividends declared per share for these periods. The 2005 market prices have been adjusted to reflect the 20% stock dividend paid on January 23, 2006.

	2006			2005		
Quarter Ended	High	Low	Dividends	High	Low	Dividends
March 31	$17.61	$16.42	$0.12	$19.44	$16.80	$0.10
June 30	17.22	16.32	0.12	17.58	15.20	0.10
September 30	17.49	16.49	0.12	17.04	16.11	0.12
December 31	17.25	17.00	0.18	17.54	14.40	0.17

A regular dividend of $0.12 and a bonus dividend of $0.06 were declared for stockholders' of record on December 29, 2006, payable on January 8, 2007 and January 11, 2007, respectively.

The Company intends to pay dividends approximating forty percent (40%) of its profits for each quarter. However, dividends remain subject to declaration by the Board of Directors in its sole discretion and there can be no assurance that the Company will be legally or financially able to make such payments. Payment of dividends may be limited by federal and state regulations which impose general restrictions on a bank's and bank holding company's right to pay dividends (or to make loans or advances to affiliates which could be used to pay dividends). Generally, dividend payments are prohibited unless a bank or bank holding company has sufficient net (or retained) earnings and capital as determined by its regulators. See "Item 1. Business - Supervision and Regulation - Regulation of the Company - Dividends and Distributions" and "Item 1. Business - Supervision and Regulation - Regulation of the Bank - Dividend Limitations." The Company does not believe that those restrictions will materially limit its ability to pay dividends.

Performance Graph

The following graph compares the cumulative total return on the Common Stock during the five years ended December 31, 2006 with that of a broad market index (Nasdaq Composite), and a peer group consisting of publicly traded Maryland, Virginia and District of Columbia commercial banks with total assets between $200 million and $500 million ("Peer Group"). The Peer Group is comprised of Benchmark Bankshares, Inc., BOE Financial Services of Virginia, Inc., Central Virginia Bankshares, Inc., First National Corporation, Millennium Bankshares Corporation, Shore Financial Corporation, Abigail Adams National Bancorp, Inc., and Carrollton Bancorp. The graph assumes $100 was invested on December 31, 2001 in the Common Stock and in each of the indices and assumes reinvestment of dividends. The following information shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a later filing with the SEC.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2006
250.00
200.00
150.00
100.00
50.00
0.00
2001
2002
2003
2004
2005
2006
Glen Burnie Bancorp
NASDAQ Composite
Peer Group

Total Return Analysis	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
Glen Burnie Bancorp	**$100.00**	**$130.89**	**$227.22**	**$220.46**	**$199.44**	**$195.90**
Peer Group	**$100.00**	**$116.16**	**$159.09**	**$182.14**	**$166.73**	**$172.53**
Nasdaq Composite	**$100.00**	**$ 68.76**	**$103.68**	**$113.18**	**$115.57**	**$127.58**

Source: Zacks Investment Research.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "intends", "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Overview

During 2006, net interest income before provision for credit losses declined to $11,821,431 from $11,966,103 in 2005, and net income decreased to $2,720,045 from $2,774,741 in 2005. In 2006, the Company saw continued growth in both deposits and the loan portfolio. Non-interest bearing deposits decreased by $4,584,623, and interest bearing deposits increased by $14,169,812. The loan portfolio increased by $3,131,606, primarily due to an increase in commercial mortgage participation loans.

All per share amounts throughout this report have been adjusted to give retroactive effect to a six-for-five stock dividend paid on January 6, 2004 and a 20% stock dividend paid on January 23, 2006.

Comparison of Results of Operations for the Years Ended December 31, 2006, 2005 and 2004

General. For the year ended December 31, 2006, the Company reported consolidated net income of $2,720,045 ($1.10 basic and diluted earnings per share) compared to consolidated net income of $2,774,741 ($1.13 basic and diluted earnings per share) for the year ended December 31, 2005 and consolidated net income of $3,055,501 ($1.25 basic and diluted earnings per share) for the year ended December 31, 2004.

Net Interest Income. The primary component of the Company's net income is its net interest income, which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund income producing assets. Net interest income is determined by the spread between the yields earned on the Company's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the Company's net interest margin.

Net interest income is affected by the mix of loans in the Bank's loan portfolio. Currently a majority of the Bank's loans are mortgage and construction loans secured by real estate and indirect automobile loans secured by automobiles. These types of loans are made at interest rates lower than unsecured loans. While the Bank's loan volume increased in 2004 and 2005, this loan mix produced lower yields on the Company's interest-earning assets. Meanwhile, market forces resulted in higher rates of interest being paid by the Bank on deposits and borrowings used to fund income producing assets resulting in a decline in net interest income for 2005. In January of 2006, the Bank initiated a plan to increase net interest income by reducing its portfolio of lower yielding loans, acquiring additional deposits, expanding its customer base and increasing the Bank's higher yielding commercial loan portfolio. As part of this plan, the Bank attracted additional deposits by temporarily offering above market rate savings products which resulted in over $27 million in additional deposits which were invested in marketable securities and overnight deposits making them readily available to fund loans. The Bank also hired a new commercial loan officer to increase its ability to reach this market segment. In accordance with this plan, the Bank successfully increased its higher yield commercial loans resulting in increased loan volume and yield on commercial mortgages, although the commercial loan volume increase was less than anticipated. Over the same period, yields on new indirect automobile loans increased as outstanding lower interest indirect loans matured. As a result, the Bank earned higher yields on its interest earning assets. However, market forces required us to pay higher rates of interest on deposits and borrowings used to fund income producing assets resulting in an overall decline in net interest income for 2006.

Consolidated net interest income for the year ended December 31, 2006 was $11,821,431 compared to $11,966,103 for the year ended December 31, 2005 and $12,016,466 for the year ended December 31, 2004. The $114,672 decrease for the most recent year was primarily due to an increase in deposit expense offset by increases in U.S. Government agency securities, state and municipal securities, other income and loan income. The $50,363 decrease in net interest income for 2005 as compared to 2004 was primarily due to an increase in deposit expense, partially offset by an increase in loan income. The after tax net interest income for 2006 was $12,741,143, a $9,019 or 0.07% decrease from the after tax net interest income for 2005, which was $12,750,162; a $195,909 or 1.51% decrease from the $12,946,071 after tax net interest income for 2004.

Interest expense increased from $4,131,459 in 2005 to $5,833,765 in 2006, a $1,702,306 or a 41.21 % increase, primarily due to an increase in deposit expense due to rates rising and a special offered on 15 month certificates of deposit and IRAs. Interest expense increased from $3,644,661 in 2004 to $4,131,459 in 2005, a $486,798 or a 13.36% increase, primarily due to an increase in deposit expense due to rates increasing. Net interest margin for the year ended December 31, 2006 was 4.31% compared to 4.46% and 4.61% for the years ended December 31, 2005 and 2004, respectively.

The following table allocates changes in income and expense attributable to the Company's interest-earning assets and interest-bearing liabilities for the periods indicated between changes due to changes in rate and changes in volume. Changes due to rate/volume are allocated to changes due to volume.

	Year Ended December 31,					
	2006	VS.	2005	2005	VS.	2004
		Change Due To:			Change Due To:	
	Increase/ Decrease	Rate	Volume	Increase/ Decrease	Rate	Volume
	(In Thousands)					
ASSETS:						
Interest-earning assets:						
Federal funds sold	$ 87	$ 82	$ 5	$ 54	$ 70	$ (16)
Interest-bearing deposits	156	45	111	40	11	29
Investment securities:						
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	933	352	581	197	70	127
Obligations of states and political subdivisions(1)	258	(27)	285	(438)	0	(438)
All other investment securities	(3)	53	(56)	20	22	(2)
Total investment securities	1,188	378	810	(221)	92	(313)
Loans, net of unearned income:						
Demand, time and lease	24	65	(41)	99	91	1
Mortgage and construction	339	178	161	474	(65)	539
Installment and credit card	(157)	218	(375)	(151)	(270)	119
Total gross loans(2)	206	461	(255)	422	(238)	660
Allowance for credit losses	-	-	-	-	-	-
Total net loans	206	461	(255)	422	(238)	660
Total interest-earning assets	$ 1,637	$ 966	$ 671	$ 295	$ (65)	$ 360
LIABILITIES:						
Interest-bearing deposits:						
Savings and NOW	$ (7)	$ 23	$ (30)	$ 13	$ 9	$ 4
Money market	1	16	(15)	20	29	(9)
Other time deposits	1,696	953	743	446	422	24
Total interest-bearing deposits	1,690	992	698	479	460	19
Non-interest-bearing deposits	-	-	-	-	-	-
Borrowed funds	13	23	(10)	7	41	(34)
Total interest-bearing liabilities	$ 1,703	$ 1,015	$ 688	$ 486	$ 501	$ (15)

(1) Tax equivalent basis.
(2) Non-accrual loans included in average balances.

The following table provides information for the designated periods with respect to the average balances, income and expense and annualized yields and costs associated with various categories of interest-earning assets and interest-bearing liabilities.

	Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars In Thousands)								
ASSETS:									
Interest-earning assets:									
Federal funds sold	$ 3,848	$ 200	5.20%	$ 3,682	$ 113	3.07%	$ 4,962	$ 59	1.18%
Interest-bearing deposits	4,901	233	4.76	2,008	77	3.84	1,126	37	3.29
Investment securities:									
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	66,501	3,347	5.04	53,521	2,414	4.51	50,575	2,217	4.38
Obligations of states and political subdivisions(1)	38,723	2,516	6.50	34,391	2,258	6.57	41,016	2,696	6.57
All other investment securities	4,257	375	8.81	4,996	378	7.57	5,019	358	7.13
Total investment securities	109,481	6,238	5.70	92,908	5,050	5.44	96,610	5,271	5.46
Loans, net of unearned income:									
Demand, time and lease	5,064	456	9.01	5,597	432	7.72	5,556	333	5.99
Mortgage and construction	111,426	7,307	6.56	109,025	6,968	6.40	100,590	6,494	6.46
Installment and credit card	70,216	4,068	5.80	77,084	4,225	5.49	74,902	4,376	5.84
Total gross loans(2)	186,706	11,831	6.34	191,706	11,625	6.07	181,048	11,203	6.19
Allowance for credit losses	(2,071)			(2,301)			(2,338)		
Total net loans	184,635	11,831	6.41	189,404	11,625	6.14	178,710	11,203	6.27
Total interest-earning assets	302,865	18,069	5.97	288,002	16,865	5.86	281,408	16,570	5.89
Cash and due from banks	9,493			11,020			11,203		
Other assets	13,045			13,275			13,162		
Total assets	$325,403			$312,297			$305,773		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-bearing deposits:									
Savings and NOW	$ 77,761	274	0.36%	$ 85,005	281	0.33%	$ 83,354	268	0.32%
Money market	16,415	106	0.65	19,389	105	0.55	21,146	85	0.40
Other time deposits	109,499	4,401	4.02	86,051	2,705	3.15	84,621	2,259	2.66
Total interest-bearing deposits	203,675	4,781	2.35	190,445	3,091	1.63	189,121	2,612	1.38
Short-term borrowed funds	1,603	81	5.06	1,815	66	3.64	3,983	57	1.43
Long-term borrowed funds	12,309	972	7.90	13,339	974	7.90	12,367	976	7.89
Total interest-bearing liabilities	217,587	5,834	2.69	204,599	4,131	2.02	205,471	3,645	1.77
Non-interest-bearing deposits	79,199			79,843			74,686		
Other liabilities	1,407			1,395			1,191		
Stockholders' equity	27,210			26,460			24,425		
Total liabilities and equity	$325,403			$312,297			$305,773		
Net interest income		$12,235			$12,734			$12,925	
Net interest spread			3.28%			3.84%			4.12%
Net interest margin			4.31%			4.46%			4.61%

1 Tax equivalent basis. The incremental tax rate applied was 35.90% for 2006 and 34.56% for 2005.
2 Non-accrual loans included in average balance.

Provision For Credit Losses. During the year ended December 31, 2006, the Company made a provision of $62,000 for credit losses, compared to a reverse provision of $50,000 for credit losses for the year ended December 31, 2005, and a provision of $340,000 for the year ended December 31, 2004. At December 31, 2006, the allowance for credit losses equaled 2,829.23% of non-accrual and past due loans compared to 1,164.55% and 398.68% at December 31, 2005 and 2004, respectively. During the year ended December 31, 2006, the Company recorded net charge-offs of $424,256 compared to $160,544 and $174,501 in net charge-offs during the years ended December 31, 2005 and 2004, respectively.

Other Income. Other income includes service charges on deposit accounts, other fees and commissions, net gains on investment securities, and income on life insurance. Other income increased from $2,113,824 in 2005 to $2,244,390 in 2006, a $130,566, or 6.18% increase. The increase was primarily due to an increase in other fees and commissions and an increase in gains on investment securities. Other income decreased from $2,371,636 in 2004 to $2,113,824 in 2005, a $257,812, or 10.87% decrease. The decrease was primarily due to a decrease on gains on investment securities.

Other Expenses. Other expenses increased from $10,624,797 in 2005 to $10,668,465 in 2006, a $43,668 or 0.42% increase. This increase, which consists of non-interest operating expenses, was primarily due to an increase in salaries, employee benefits, and occupancy costs offset by a decrease in other miscellaneous expenses. Other expenses increased from $10,359,377 in 2004 to $10,624,797 in 2005, a $265,420 or 2.56% increase. This increase was primarily due to an increase in salaries and occupancy costs due to an additional branch being opened.

Income Taxes. During the year ended December 31, 2006, the Company recorded income tax expense of $687,115, compared to income tax expense of $730,389 for the year ended December 31, 2005. This decrease was primarily due to more tax exempt income on municipal securities. During the year ended December 31, 2005, the Company recorded income tax expense of $730,389, compared to income tax expense of $633,224 for the year ended December 31, 2004.

<u>**Comparison of Financial Condition at December 31, 2006, 2005 and 2004**</u>

The Company's total assets increased to $317,745,601 at December 31, 2006 from $306,560,991 at December 31, 2005. The Company's total assets increased to $306,560,991 at December 31, 2005 from $302,312,126 at December 31, 2004.

The Company's net loan portfolio increased to $193,336,604 at December 31, 2006 compared to $190,204,998 at December 31, 2005 and $182,291,292 at December 31, 2004. The increase in the loan portfolio during the 2006 period is primarily due to an increase in commercial mortgages, and mortgage participations purchased partially offset by a decline in indirect automobile loans. The increase in the loan portfolio during the 2005 period is primarily due to an increase in commercial and industrial mortgages, and indirect automobile loans.

During 2006, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $96,494,659, a $9,214,772 or 10.56%, increase from $87,279,887 at December 31, 2005. This increase is primarily attributable to an increase in state and municipal securities and mortgage backed securities, offset by a decrease in corporate trust preferred securities. During 2005, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $87,279,887, a $7,626,160 or 8.04%, decrease from $94,906,047 at December 31, 2004. This decrease is primarily attributable to a decrease in state and municipal securities.

Deposits as of December 31, 2006 totaled $274,883,457, an increase of $9,585,189, or 3.61%, from the $265,248,268 total as of December 31, 2005. Deposits as of December 31, 2005 totaled $265,248,268, an increase of $3,574,225, or 1.37%, from the $261,674,043 total as of December 31, 2004. Demand deposits as of December 31, 2006 totaled $74,729,298, a $4,584,623, or 5.78%, decrease from $79,313,921 at December 31, 2005. NOW and Super NOW accounts, as of December 31, 2006, decreased by $3,117,348, or 18.61% from their 2005 level to $22,274,015. Money market accounts decreased by $1,405,734, or 8.39%, from their 2005 level, to total $15,341,221 at December 31, 2006. Savings deposits decreased by $4,985,894, or 9.03%, from their 2005 level, to $50,234,238 at December 31, 2006. Time deposits over $100,000 totaled $30,178,739 on December 31, 2006, an increase of $7,761,121, or 34.62% from December 31, 2005. Other time deposits (made up of certificates of deposit less than $100,000 and individual retirement accounts) totaled $82,075,945 on December 31, 2006, a $15,917,665 or 24.06% increase from December 31, 2005.

Total stockholders' equity as of December 31, 2006 increased by $1,575,072, or 5.92%, from the 2005 period. The increase was attributed to an increase in retained earnings, common stock and surplus, offset by a decrease in accumulated other comprehensive income, net of tax. Total stockholders' equity as of December 31, 2005 increased by $881,033, or 3.42%, from the 2004 period. The increase was attributed to an increase in retained earnings and surplus, offset by a decrease in accumulated other comprehensive income, net of tax.

Off-Balance Sheet Arrangements, Contractual Obligations, and Commitments

Off-Balance Sheet Arrangements. The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2006, the Bank has accrued $200,000 for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Contractual Obligations. The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

		PAYMENTS DUE IN				
(IN THOUSANDS)	NOTE REFERENCE	ONE YEAR OR LESS	ONE TO THREE YEARS	THREE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
Deposits without a stated maturity (a),(c)	9	$162,578	$ -	$ -	$ -	$162,578
Time deposits (a)	9	77,463	22,253	11,296	1,243	112,255
Short-term borrowings (a)	6	545	-	-	-	545
Long-term borrowings (b)	7,8	579	1,166	12,735	-	14,480
Operating leases	5	233	402	212	1,729	2,576

(a) Excludes interest
(b) Includes Junior Subordinated Debentures and semi-annual payments (made in March and September) of $273,215. This is also assuming that the Debentures will be paid off in September 2010.
(c) Includes non-interest bearing deposits

Commitments. The following table details the amounts and expected maturities of significant commitments as of December 31, 2006. Further discussion of these commitments is included in Note 16 to the consolidated financial statements.

(IN THOUSANDS)	ONE YEAR OR LESS	ONE TO THREE YEARS	THREE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
	PAYMENTS DUE IN				
Loan commitments:					
Other mortgage loans	$ 528	$ -	$ -	$ -	$ 528
Construction & land development	482	-	-	-	482
Unused lines of credit:					
Home-equity lines	630	810	645	4,326	6,411
Commercial lines	10,805	-	-	-	10,805
Unsecured consumer lines	780	-	-	-	780
Secured consumer lines	30	-	-	-	30
Letters of credit	11	-	-	285	296

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. The Company's principal market risk is interest rate risk that arises from its lending, investing and deposit taking activities. The Company's profitability is dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest bearing liabilities mature or reprice at different intervals than interest earning assets. The Bank's Asset/Liability and Risk Management Committee oversees the management of interest rate risk. The primary purpose of the committee is to manage the exposure of net interest margins to unexpected changes due to interest rate fluctuations. The Company does not utilize derivative financial or commodity instruments or hedging strategies in its management of interest rate risk. The primary tool used by the committee to monitor interest rate risk is a "gap" report which measures the dollar difference between the amount of interest bearing assets and interest bearing liabilities subject to repricing within a given time period. These efforts affect the loan pricing and deposit rate policies of the Company as well as the asset mix, volume guidelines, and liquidity and capital planning.

The following table sets forth the Bank's interest-rate sensitivity at December 31, 2006.

	0-3 Months	Over 3 To 12 Months	Over 1 Through 5 Years	Over 5 Years	Total
			(Dollars In Thousands)		
Assets:					
Cash and due from banks	$	$	$	$	$ 9,348
Federal funds and overnight deposits	3,972				3,972
Securities		299	10,222	85,974	96,495
Loans	12,731	8,453	83,482	91,252	195,918
Fixed Assets					3,406
Other Assets					8,607
Total assets	$ 16,703	$ 8,752	$ 93,704	$177,226	$317,746
Liabilities:					
Demand deposit accounts	$	$	$	$	$ 74,729
NOW accounts	22,274				22,274
Money market deposit accounts	15,341				15,341
Savings accounts	50,234	195			50,429
IRA accounts	2,879	12,300	14,181	1,154	30,514
Certificates of deposit	11,584	50,505	19,368	89	81,545
Other liabilities					9,558
Junior Subordinated Debenture					5,155
Stockholders' equity					28,201
Total liabilities and Stockholders' equity	$102,312	$ 63,000	$ 33,549	$ 1,243	$317,746
GAP	$ (85,609)	$ (54,248)	$ 60,155	$175,983	
Cumulative GAP	(85,609)	(139,857)	(79,702)	96,281	
Cumulative GAP as a % of total assets	(26.95%)	(44.02%)	(25.09%)	30.31%	

The foregoing analysis assumes that the Bank's assets and liabilities move with rates at their earliest repricing opportunities based on final maturity. Mortgage backed securities are assumed to mature during the period in which they are estimated to prepay and it is assumed that loans and other securities are not called prior to maturity. Certificates of deposit and IRA accounts are presumed to reprice at maturity. NOW savings accounts are assumed to reprice at within three months although it is the Company's experience that such accounts may be less sensitive to changes in market rates.

In addition to gap analysis, the Bank utilizes a simulation model to quantify the effect a hypothetical immediate plus or minus 200 basis point change in rates would have on net interest income and the economic value of equity. The model takes into consideration the effect of call features of investments as well as prepayments of loans in periods of declining rates. When actual changes in interest rates occur, the changes in interest earning assets and interest bearing liabilities may differ from the assumptions used in the model and, in the Bank's experience, the changes historically realized have been narrower than those projected by the model. However, the Bank believes that the model is a prudent forecasting tool. As of December 31, 2006, the model produced the following sensitivity profile for net interest income and the economic value of equity.

	Immediate Change in Rates			
	-200 Basis Points	-100 Basis Points	+100 Basis Points	+200 Basis Points
% Change in Net Interest Income	-4.8%	-0.8%	-1.4%	-3.6%
% Change in Economic Value of Equity	-9.5%	-1.5%	-5.4%	-12.0%

Liquidity and Capital Resources

The Company currently has no business other than that of the Bank and does not currently have any material funding commitments. The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's principal sources of funds for investments and operations are net income, deposits from its primary market area, principal and interest payments on loans, interest received on investment securities and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank's lending and investment activities. The Bank also uses borrowings from the FHLB of Atlanta to supplement deposits, residential and small business lending, and to meet specific and anticipated needs.

The Bank's most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from financial institutions, federal funds sold and money market mutual funds. The levels of such assets are dependent on the Bank's operating financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Cash and cash equivalents (cash due from banks, interest-bearing deposits in other financial institutions, and federal funds sold), as of December 31, 2006, totaled $13,319,978, a decrease of $2,129,749 or 13.79%, from the December 31, 2005 total of $15,449,727. Most of this decrease was due to interest-bearing deposits in FHLB but was offset by an increase in federal funds sold.

As of December 31, 2006, the Bank was permitted to draw on a $38.0 million line of credit from the FHLB of Atlanta. Borrowings under the line are secured by a floating lien on the Bank's residential mortgage loans and its portfolio of U.S. Government and agency securities. As of December 31, 2006, a $7 million long-term convertible advance was outstanding under this line. In addition the Bank has a secured line of credit in the amount of $5 million from another commercial bank on which there is no outstanding balance at December 31,2006. Furthermore, on September 7, 2000, the Company issued $5,155,000 of its 10.6% Junior Subordinated Deferrable Interest Debentures to Glen Burnie Statutory Trust I, a Connecticut statutory trust wholly owned by the Company. The Trust, in turn, issued $5,000,000 of its 10.6% capital securities to institutional investors. The debentures are scheduled to mature on September 7, 2030, unless called by the Company not earlier than September 7, 2010. As of December 31, 2006, the full $5,155,000 was outstanding.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2006, the Company was in compliance with these requirements with a leverage ratio of 10.18%, a Tier 1 risk-based capital ratio of 16.03% and total risk-based capital ratio of 17.02%. At December 31, 2006, the Bank met the criteria for designation as a well capitalized depository institution under FDIC regulations.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in mature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Critical Accounting Policies

The Company's accounting policies are more fully described in Note 1 of the Notes to the Consolidated Financial Statements, starting on page F-8 and are essential to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. As discussed there, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, the determination of estimates requires the exercise of judgment. Management has used the best information available to make the estimations necessary to value the related assets and liabilities based on historical experience and on various assumptions which are believed to be reasonable under the circumstances. Actual results could differ from those estimates, and such differences may be material to the financial statements. The Company reevaluates these variables as facts and circumstances change. Historically, actual results have not differed significantly from the Company's estimates. The following is a summary of the more judgmental accounting estimates and principles involved in the preparation of the Company's financial statements, including the identification of the variables most important in the estimation process:

Allowance for Credit Losses. The Bank's allowance for credit losses is determined based upon estimates that can and do change when the actual events occur, including historical losses as an indicator of future losses, fair market value of collateral, and various general or industry or geographic specific economic events. The use of these estimates and values is inherently subjective and the actual losses could be greater or less than the estimates. For further information regarding our allowance for credit losses, see "Allowance for Credit Losses" under Item 1-"Business" of this Annual Report.

Accrued Taxes. Management estimates income tax expense based on the amount it expects to owe various tax authorities. Income taxes are discussed in more detail in Note 10 to the consolidated financial statements. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position.

Recently Issued Accounting Pronouncements

In February 2006, the FASB issued Statement No. 155 (SFAS 155), *Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.* SFAS No. 155 simplifies accounting for certain hybrid instruments currently governed by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, by allowing fair value remeasurement of hybrid instruments that contain an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the guidance in SFAS No. 133, Implementation Issue No. D1, *Application of Statement 133 to Beneficial Interests in Securitized Financial Assets*, which provides such beneficial interests are not subject to SFAS No. 133. SFAS No. 155 amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125*, by eliminating the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company feels that this pronouncement will not have a significant impact on the financial statements.

In March 2006, the FASB issued Statement No. 156 (SFAS 156), *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140.* SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS No. 156 is effective as of an entity's first fiscal year beginning January 1, 2007. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company feels that this pronouncement will not have a significant impact on the financial statements.

In September 2006, the FASB issued Statement No. 157 (SFAS 157), *Fair Value Measurements.* SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments. The Company is currently reviewing this pronouncement.

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company feels that this pronouncement will not have a significant impact on the financial statements at the current time.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-5, *Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4; Accounting for Purchases of Life Insurance*. FASB Technical Bulletin No. 85-4 requires that the amount that could be realized under the insurance contract as of the date of the statement of financial position should be reported as an asset. Since the issuance of FASB Technical Bulletin No. 85-4, questions arose regarding whether "the amount that could be realized" should consider 1) any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value and 2) the contractual ability to surrender all of the individual-life policies (or certificates in a group policy) at the same time. EITF 06-5 determined that "the amount that could be realized" should 1) consider any additional amounts included in the contractual terms of the policy and 2) assume the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). Any amount that is ultimately realized by the policy holder upon the assumed surrender of the final policy (or final certificate in a group policy) shall be included in the "amount that could be realized." An entity should apply the provisions of EITF 06-5 through either a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The provisions of EITF 06-5 are effective for fiscal years beginning after December 15, 2006. Management has not yet completed its evaluation of the impact that EITF 06-5 will have.

TRICE GEARY & MYERS LLC
CERTIFIED PUBLIC ACCOUNTANTS ▼ BUSINESS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Glen Burnie Bancorp and Subsidiaries
Glen Burnie, Maryland

We have audited the accompanying consolidated balance sheets of Glen Burnie Bancorp and subsidiaries as of December 31, 2006, 2005, and 2004, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Glen Burnie Bancorp and subsidiaries as of December 31, 2006, 2005, and 2004, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Trice Geary & Myers LLC

Salisbury, Maryland
February 16, 2007

955 Mt. Hermon Road ▼ Salisbury, Maryland 21804 ▼ 410/742-1328 ▼ Toll Free 888/546-1574 ▼ Fax 410/742-6855 ▼ www.tricegeary.com



Glen Burnie Bancorp and Subsidiaries

Consolidated Financial Statements

December 31, 2006

Glen Burnie Bancorp and Subsidiaries

Consolidated Balance Sheets

December 31,	2006	2005	2004
Assets			
Cash and due from banks	$ 9,005,691	$ 9,405,148	$ 9,766,710
Interest-bearing deposits in other financial institutions	342,309	3,711,524	65,947
Federal funds sold	3,971,978	2,333,055	1,541,234
Cash and cash equivalents	13,319,978	15,449,727	11,373,891
Investment securities available for sale, at fair value	95,811,296	86,128,724	93,278,857
Investment securities held to maturity (fair value 2006 $729,960; 2005 $1,238,740; 2004 $1,761,894)	683,363	1,151,163	1,627,190
Federal Home Loan Bank stock, at cost	928,000	918,900	919,000
Maryland Financial Bank stock, at cost	100,000	100,000	100,000
Common stock in the Glen Burnie Statutory Trust I	155,000	155,000	155,000
Ground rents, at cost	219,100	235,700	235,700
Loans, less allowance for credit losses 2006 $1,839,094; 2005 $2,201,350; 2004 $2,411,894;	193,336,604	190,204,998	182,291,292
Premises and equipment, at cost, less accumulated depreciation	3,406,014	3,863,275	4,030,777
Accrued interest receivable on loans and investment securities	1,627,433	1,451,806	1,484,869
Deferred income tax benefits	292,131	264,139	
Other real estate owned	50,000	50,000	50,000
Cash value of life insurance	6,892,455	5,681,802	5,483,681
Other assets	924,227	905,757	1,281,869
Total assets	$ 317,745,601	$ 306,560,991	$ 302,312,126
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits:			
Noninterest-bearing	$ 74,729,298	$ 79,313,921	$ 73,427,366
Interest-bearing	200,104,159	185,934,347	188,246,677
Total deposits	274,833,457	265,248,268	261,674,043
Short-term borrowings	545,349	622,050	541,672
Long-term borrowings	7,140,170	7,170,977	7,199,708
Junior subordinated debentures owed to unconsolidated subsidiary trust	5,155,000	5,155,000	5,155,000
Dividends payable	366,580	339,005	287,938
Accrued interest payable on deposits	145,642	83,111	55,980
Accrued interest payable on junior subordinated debentures	171,518	171,518	171,518
Deferred income tax liabilities	-	-	330,583
Other liabilities	1,187,372	1,145,621	1,151,276
Total liabilities	289,545,088	279,935,550	276,567,718
Commitments and contingencies			
Stockholders' equity:			
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding 2006 2,484,633 shares; 2005 2,056,024 shares; 2004 2,041,033 shares;	2,484,633	2,056,024	2,041,033
Surplus	11,719,907	11,458,465	11,169,283
Retained earnings	14,312,496	13,341,097	11,773,915
Accumulated other comprehensive income (loss), net of tax (benefits)	(316,523)	(230,145)	760,177
Total stockholders' equity	28,200,513	26,625,441	25,744,408
Total liabilities and stockholders' equity	$ 317,745,601	$ 306,560,991	$ 302,312,126

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Income

Years Ended December 31,	2006	2005	2004
Interest income on:			
Loans, including fees	$ 11,830,676	$ 11,625,147	$ 11,203,896
U.S. Government agency securities	3,347,090	2,413,687	2,216,554
State and municipal securities	1,653,109	1,473,550	1,769,813
Corporate trust preferred securities	374,588	378,167	358,290
Federal funds sold	200,418	113,246	59,461
Other	249,315	93,765	53,113
Total interest income	17,655,196	16,097,562	15,661,127
Interest expense on:			
Deposits	4,780,871	3,091,576	2,611,536
Short-term borrowings	80,994	65,906	56,938
Long-term borrowings	425,470	427,547	429,484
Junior subordinated debentures	546,430	546,430	546,703
Total interest expense	5,833,765	4,131,459	3,644,661
Net interest income	11,821,431	11,966,103	12,016,466
Provision for credit losses	62,000	(50,000)	340,000
Net interest income after provision for credit losses	11,759,431	12,016,103	11,676,466
Other income:			
Service charges on deposit accounts	831,140	864,823	899,196
Other fees and commissions	1,026,144	948,580	859,539
Gains on investment securities, net	176,453	102,300	411,478
Income on life insurance	210,653	198,121	201,423
Total other income	2,244,390	2,113,824	2,371,636
Other expenses:			
Salaries and wages	4,769,495	4,620,793	4,404,605
Employee benefits	1,748,294	1,788,453	1,891,244
Occupancy	850,843	793,903	684,242
Furniture and equipment	864,151	885,203	839,485
Other expenses	2,363,878	2,536,445	2,539,801
Total other expenses	10,596,661	10,624,797	10,359,377
Income before income taxes	3,407,160	3,505,130	3,688,725
Federal and state income tax expense	687,115	730,389	633,224
Net income	$ 2,720,045	$ 2,774,741	$ 3,055,501
Basic and diluted earnings per share of common stock	$ 1.10	$ 1.13	$ 1.25

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31,	**2006**	2005	2004
Net income	**$ 2,720,045**	$ 2,774,741	$ 3,055,501
Other comprehensive loss, net of tax			
Unrealized holding losses arising during the period (net of deferred tax benefits **2006 $6,826**; 2005 $583,598; 2004 $173,611)	**(10,849)**	(927,530)	(275,926)
Reclassification adjustment for gains included in net income (net of deferred taxes **2006 $47,522**; 2005 $39,508; 2004 $154,291)	**(75,529)**	(62,792)	(245,220)
Total other comprehensive loss	**(86,378)**	(990,322)	(521,146)
Comprehensive income	**$ 2,633,667**	$ 1,784,419	$ 2,534,355

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2006, 2005, and 2004

	Common Stock Shares	Common Stock Par Value	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, December 31, 2003	1,689,281	$ 1,689,281	$ 10,861,986	$ 10,115,038	$ 1,281,323	$ 23,947,628
Net income	-	-	-	3,055,501	-	3,055,501
Cash dividends, $.43 per share	-	-	-	(1,059,357)	-	(1,059,357)
Dividends reinvested under dividend reinvestment plan	10,796	10,796	221,159	-	-	231,955
Shares issued under employee stock purchase plan	3,689	3,689	72,673	-	-	76,362
Stock split effected in form of 20% stock dividend	337,267	337,267	-	(337,267)	-	-
Vested stock options, net	-	-	13,465	-	-	13,465
Other comprehensive loss, net of tax	-	-	-	-	(521,146)	(521,146)
Balances, December 31, 2004	2,041,033	2,041,033	11,169,283	11,773,915	760,177	25,744,408
Net income	-	-	-	2,774,741	-	2,774,741
Cash dividends, $.49 per share	-	-	-	(1,207,559)	-	(1,207,559)
Dividends reinvested under dividend reinvestment plan	12,708	12,708	243,407	-	-	256,115
Shares issued under employee stock purchase plan	2,283	2,283	38,584	-	-	40,867
Vested stock options, net	-	-	7,191	-	-	7,191
Other comprehensive loss, net of tax	-	-	-	-	(990,322)	(990,322)
Balances, December 31, 2005	**2,056,024**	**2,056,024**	**11,458,465**	**13,341,097**	**(230,145)**	**26,625,441**
Net income	-	-	-	**2,720,045**	-	**2,720,045**
Cash dividends, $.54 per share	-	-	-	**(1,337,545)**	-	**(1,337,545)**
Dividends reinvested under dividend reinvestment plan	**15,113**	**15,113**	**229,946**	-	-	**245,059**
Shares issued under employee stock purchase plan	**2,395**	**2,395**	**31,496**	-	-	**33,891**
Stock split effected in form of 20% stock dividend	**411,101**	**411,101**	-	**(411,101)**	-	-
Other comprehensive loss, net of tax	-	-	-	-	**(86,378)**	**(86,378)**
Balances, December 31, 2006	**2,484,633**	**$ 2,484,633**	**$ 11,719,907**	**$ 14,312,496**	**$ (316,523)**	**$ 28,200,513**

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 2,720,045	$ 2,774,741	$ 3,055,501
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, amortization, and accretion	571,741	761,402	828,444
Compensation expense from vested stock options, net	-	7,191	13,465
Provision for credit losses	62,000	(50,000)	340,000
Provision for unfunded commitments	-	50,000	-
Losses on other real estate owned	-	-	7,372
Deferred income taxes (benefits), net	26,357	28,383	(133,613)
Gains on disposals of assets, net	(175,634)	(100,866)	(409,211)
Income on investment in life insurance	(210,653)	(198,121)	(201,423)
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	(175,627)	33,063	91,049
Decrease in other assets	38,161	238,828	5,663
Increase (decrease) in accrued interest payable	62,531	27,131	(11,119)
Increase (decrease) in other liabilities	41,751	(5,655)	5,749
Net cash provided by operating activities	2,960,672	3,566,097	3,591,877
Cash flows from investing activities:			
Maturities of held to maturity mortgage-backed securities	468,199	476,502	952,233
Maturities of other held to maturity investment securities	-	-	1,000,000
Maturities of available for sale mortgage-backed securities	9,331,430	7,810,035	6,984,287
Maturities of other available for sale investment securities	4,330,544	4,111,320	3,229,796
Sales of available for sale debt securities	22,431,078	16,951,413	18,345,056
Purchases of available for sale mortgage-backed securities	(25,365,231)	(12,488,670)	(18,214,141)
Purchases of other available for sale investment securities	(20,398,575)	(10,874,843)	(4,651,079)
(Purchase) sale of FHLB stock	(9,100)	100	(22,600)
Purchase of MFB stock	-	-	(100,000)
Purchase of life insurance contracts	(1,000,000)	-	(500,000)
Increase in loans, net	(3,193,606)	(7,863,706)	(9,697,733)
Purchases of premises and equipment	(131,821)	(378,774)	(417,426)
Net cash used by investing activities	(13,537,082)	(2,256,623)	(3,091,607)
Cash flows from financing activities:			
(Decrease) increase in noninterest-bearing deposits, NOW accounts, money market accounts, and savings accounts, net	(4,584,623)	5,886,555	3,778,548
Increase (decrease) in time deposits, net	14,169,812	(2,312,330)	987,260
(Decrease) increase in short-term borrowings	(76,701)	80,378	(6,060,248)
Repayments of long-term borrowings	(30,807)	(28,731)	(26,793)
Cash dividends paid	(1,309,970)	(1,156,492)	(1,008,357)
Common stock dividends reinvested	245,059	256,115	231,955
Issuance of common stock	33,891	40,867	76,362
Net cash provided (used) by financing activities	8,446,661	2,766,362	(2,021,273)
(Decrease) increase in cash and cash equivalents	(2,129,749)	4,075,836	(1,521,003)
Cash and cash equivalents, beginning of year	15,449,727	11,373,891	12,894,894
Cash and cash equivalents, end of year	$ 13,319,978	$ 15,449,727	$ 11,373,891

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows
(Continued)

Years Ended December 31,	2006	2005	2004
Supplementary Cash Flow Information:			
Interest paid	**$ 5,771,234**	$ 4,104,328	$ 3,655,780
Income taxes paid	**626,374**	741,717	908,812
Total decrease in unrealized depreciation on available for sale securities	**(140,725)**	(1,613,427)	(849,050)

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The Bank of Glen Burnie (the "Bank") provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Maryland (the "State") agencies and undergoes periodic examinations by those regulatory authorities. The accounting and financial reporting policies of the Bank conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the banking industry.

Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

Principles of Consolidation:

The consolidated financial statements include the accounts of Glen Burnie Bancorp ("Bancorp" or the "Company") and its subsidiaries, The Bank of Glen Burnie and GBB Properties, Inc., a company engaged in the acquisition and disposition of other real estate. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 21) of the Company account for the subsidiaries using the equity method of accounting.

The Company determines whether is has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States. Voting interest entities are entities, in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities (VIE's) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interest, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company's wholly owned subsidiary, Glen Burnie Statutory Trust I, is a VIE for which the Company is not the primary beneficiary. Accordingly, the accounts of this entity are not included in the Company's consolidated financial statements.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted within the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Securities Held to Maturity:

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies (continued)

Securities Available for Sale:

Marketable debt securities not classified as held to maturity are classified as available for sale. Securities available for sale may be sold in response to changes in interest rates, loan demand, changes in prepayment risk, and other factors. Changes in unrealized appreciation (depreciation) on securities available for sale are reported in other comprehensive income, net of tax. Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. The gains and losses on securities sold are determined by the specific identification method. Premiums and discounts are recognized in interest income using the effective interest rate method over the period to maturity. Additionally, declines in the fair value of individual investment securities below their cost that are other than temporary are reflected as realized losses in the consolidated statements of income.

Other Securities:

Federal Home Loan Bank ("FHLB") and Maryland Financial Bank ("MFB") stocks are equity interests that do not necessarily have readily determinable fair values for purposes of Statement of Financial Accounting Standards ("SFAS") No 115, *Accounting for Certain Investments in Debt and Equity Securities*, because their ownership is restricted and they lack a market. FHLB stock can be sold back only at its par value of $100 per share and only to the FHLB or another member institution.

Loans and Allowance for Credit Losses:

Loans are generally carried at the amount of unpaid principal, adjusted for deferred loan fees, which are amortized over the term of the loan using the effective interest rate method. Interest on loans is accrued based on the principal amounts outstanding. It is the Bank's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more. When a loan is placed on nonaccrual status all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral.

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The allowance for loan losses typically consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either SFAS No 5, Accounting for Contingencies, or SFAS No 114, Accounting by Creditors for Impairment of a Loan. The allocated component of the allowance for loan losses reflects expected

Note 1. Summary of Significant Accounting Policies (continued)

losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The allocated component of the allowance for loan losses also includes consideration of concentrations and changes in portfolio mix and volume.

Any unallocated portion of the allowance reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. In addition, the unallocated allowance includes a component that explicitly accounts for the inherent imprecision in loan loss migration models. The historical losses used in the migration analysis may not be representative of actual unrealized losses inherent in the portfolio. At December 31, 2006, there was no unallocated component of the allowance reflected in the allowance for credit losses.

Reserve for Unfunded Commitments:

The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibiltiy of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

Other Real Estate Owned ("OREO"):

OREO comprises properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value (appraised value) at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for credit losses. Subsequent write-downs that may be required and expenses of operation are included in other income or expenses. Gains and losses realized from the sale of OREO are included in other income or expenses. No loans were converted to OREO in 2006, 2005, or 2004. The Bank financed no sales of OREO for 2006, 2005, or 2004.

Bank Premises and Equipment:

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Gains or losses realized on the disposition of premises and equipment are reflected in the consolidated statements of income. Expenditures for repairs and maintenance are charged to other expenses as incurred. Computer software is recorded at cost and amortized over three to five years.

Intangible Assets:

A core deposit intangible asset of **$544,652**, relating to a branch acquisition, has been amortized on the straight-line method over 10 years. Accumulated amortization totaled **$544,652**, $544,652, and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies (continued)

$503,802 at December 31, 2006, 2005, and 2004, respectively. Amortization expense totaled **$0**, $40,850, and $54,465 for the years ended December 2006, 2005, and 2004, respectively.

Long-Lived Assets:

The carrying value of long-lived assets and certain identifiable intangibles, including goodwill, is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed in SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Asset*. As of December 31, 2006, 2005, and 2004, certain loans existed which management considered impaired (See Note 4).

Income Taxes:

The provision for Federal and state income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

Temporary differences which give rise to deferred tax benefits relate principally to deferred compensation and benefit plans, allowance for credit losses, alternative minimum tax credits, net unrealized depreciation on investment securities available for sale, and reserve for unfunded commitments.

Temporary differences which give rise to deferred tax liabilities relate principally to accumulated depreciation, accumulated securities discount accretion, and net unrealized appreciation on investment securities available for sale.

Credit Risk:

The Bank has deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2006, the Bank had unsecured deposits and Federal funds sold with two separate financial institutions of approximately **$4,073,000**.

Cash and Cash Equivalents:

The Bank has included cash and due from banks, interest-bearing deposits in other financial institutions, and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

Accounting for Stock Options:

On January 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payments*, for accounting and reporting for stock-based compensation plans. SFAS No. 123R defines a fair value at grant date based method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of income. For 2005 and 2004, the Company applied Accounting Principles Board Opinion (APB) No. 25 and related Interpretations for accounting and reporting for these plans. If compensation cost for these periods had been determined based on the fair value at the grant date for awards under this plan consistent with the methods outlined in SFAS No. 123R, there would be no change in reported net income for the years ending December 31, 2005 and 2004 (See Note 17).

Earnings per share:

Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are calculated including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies (continued)

Financial Statement Presentation:

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Note 2. Restrictions on Cash and Due from Banks

The Federal Reserve requires the Bank to maintain noninterest-bearing cash reserves against certain categories of average deposit liabilities. Such reserves averaged approximately $5,530,000, $5,976,000, and $5,684,000 during the years ended December 31, 2006, 2005, and 2004, respectively.

Note 3. Investment Securities

Investment securities are summarized as follows:

December 31, 2006	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Available for sale:				
U.S. Government agencies	**$ 11,484,102**	**$ 6,250**	**$ 299,634**	**$ 11,190,718**
State and municipal	**36,127,782**	**429,062**	**179,207**	**36,377,637**
Corporate trust preferred	**3,079,958**	**372,316**	**-**	**3,452,274**
Mortgage-backed	**45,635,133**	**39,152**	**883,618**	**44,790,667**
	$ 96,326,975	**$ 846,780**	**$ 1,362,459**	**$ 95,811,296**
Held to maturity:				
State and municipal	**$ 683,363**	**$ 46,597**	**$ -**	**$ 729,960**
	$ 683,363	**$ 46,597**	**$ -**	**$ 729,960**

December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agencies	$ 11,978,348	$ -	$ 476,568	$ 11,501,780
State and municipal	29,593,236	634,992	228,381	29,999,847
Corporate trust preferred	4,976,388	475,487	-	5,451,875
Mortgage-backed	39,955,704	26,808	807,290	39,175,222
	$ 86,503,676	$ 1,137,287	$ 1,512,239	$ 86,128,724
Held to maturity:				
State and municipal	$ 683,073	$ 63,670	$ -	$ 746,743
Mortgage-backed	468,090	23,907	-	491,997
	$ 1,151,163	$ 87,577	$ -	$ 1,238,740

Note 3. Investment Securities (continued)

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agencies	$ 12,511,877	$ 93,242	$ 487,504	$ 12,117,615
State and municipal	35,956,838	1,237,281	88,450	37,105,669
Corporate trust preferred	5,008,127	459,840	-	5,467,967
Mortgage-backed	38,563,539	187,391	163,324	38,587,606
	$ 92,040,381	$ 1,977,754	$ 739,278	$ 93,278,857
Held to maturity:				
State and municipal	$ 682,945	$ 71,933	$ -	$ 754,878
Mortgage-backed	944,245	62,771	-	1,007,016
	$ 1,627,190	$ 134,704	$ -	$ 1,761,894

The gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 are as follows:

Securities available for sale:

	Less than 12 months		12 months or more		Total	
	Fair Value	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Obligations of U.S. Government agencies	**$ 2,481,406**	**$ 13,759**	**$ 7,703,031**	**$ 285,875**	**$ 10,184,437**	**$ 299,634**
State and Municipal	**5,855,246**	**20,027**	**9,324,227**	**159,180**	**15,179,473**	**179,207**
Mortgaged-backed	**10,471,563**	**65,694**	**30,440,138**	**817,924**	**40,911,701**	**883,618**
	$ 18,808,215	**$ 99,480**	**$ 47,467,396**	**$ 1,262,979**	**$ 66,275,611**	**$ 1,362,459**

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Management has the ability and intent to hold the securities classified as held to maturity until they mature, at which time the Company will receive full value for the securities. Furthermore, as of December 31, 2006, management also had the ability and intent to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. On December 31, 2006, the Bank held 83 investment securities having continuous unrealized loss positions for more than 12 months. Management has determined that all unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2006, management believes the

Note 3. Investment Securities (continued)

impairments detailed in the table above are temporary and no impairment loss has been realized in the Company's consolidated income statement.

Contractual maturities of investment securities at December 31, 2006, 2005, and 2004 are shown below. Actual maturities may differ from contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities have no stated maturity and primarily reflect investments in various Pass-through and Participation Certificates issued by the Federal National Mortgage Association and the Government National Mortgage Association. Repayment of mortgage-backed securities is affected by the contractual repayment terms of the underlying mortgages collateralizing these obligations and the current level of interest rates.

	Available for Sale		*Held to Maturity*	
December 31, 2006	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
Due within one year	**$ 300,989**	**$ 298,897**	**$ -**	**$ -**
Due over one to five years	**10,355,087**	**10,221,909**	**-**	**-**
Due over five to ten years	**9,938,119**	**9,826,970**	**-**	**-**
Due over ten years	**30,097,647**	**30,672,853**	**683,363**	**729,960**
Mortgage-backed, due in monthly installments	**45,635,133**	**44,790,667**	**-**	**-**
	$ 96,326,975	**$ 95,811,296**	**$ 683,363**	**$ 729,960**

	Available for Sale		*Held to Maturity*	
December 31, 2005	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 500,000	$ 494,687	$ -	$ -
Due over one to five years	11,628,697	11,489,621	-	-
Due over five to ten years	12,395,207	12,265,866	-	-
Due over ten years	22,024,068	22,703,328	683,073	746,743
Mortgage-backed, due in monthly installments	39,955,704	39,175,222	468,090	491,997
	$ 86,503,676	$ 86,128,724	$ 1,151,163	$ 1,238,740

	Available for Sale		*Held to Maturity*	
December 31, 2004	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 2,874,617	$ 2,893,275	$ -	$ -
Due over one to five years	7,894,560	8,011,579	-	-
Due over five to ten years	17,111,432	17,210,406	-	-
Due over ten years	25,596,233	26,575,991	682,945	754,878
Mortgage-backed, due in monthly installments	38,563,539	38,587,606	944,245	1,007,016
	$ 92,040,381	$ 93,278,857	$ 1,627,190	$ 1,761,894

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Investment Securities (continued)

Proceeds from sales of available for sale securities prior to maturity totaled **$22,431,078**, $16,951,413, and $18,345,056 for the years ended December 31, 2006, 2005, and 2004, respectively. The Bank realized gains of **$225,438** and losses of **$48,985** on those sales for 2006. The Bank realized gains of $198,360 and losses of $96,060 on those sales for 2005. The Bank realized gains of $483,760 and losses of $72,282 on those sales for 2004. Realized gains and losses were calculated based on the amortized cost of the securities at the date of trade. Income tax expense relating to net gains on sales of investment securities totaled **$68,146**, $39,509, and $158,913 for the years ended December 31, 2006, 2005, and 2004, respectively.

The Bank has no derivative financial instruments required to be disclosed under SFAS No. 119, *Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments*.

Note 4. Loans

Major categories of loans are as follows:

	2006	2005	2004
Mortgage:			
Residential	**$ 68,340,050**	$ 71,841,084	$ 71,038,619
Commercial	**53,164,479**	37,666,243	31,982,864
Construction and land development	**1,609,132**	1,402,203	2,080,178
Demand and time	**5,077,680**	5,932,460	5,617,982
Installment	**67,726,942**	76,385,365	74,902,306
	195,918,283	193,227,355	185,621,949
Unearned income on loans	**(742,585)**	(821,007)	(918,763)
	195,175,698	192,406,348	184,703,186
Allowance for credit losses	**(1,839,094)**	(2,201,350)	(2,411,894)
	$ 193,336,604	$ 190,204,998	$ 182,291,292

The Bank has an automotive indirect lending program where vehicle collateralized loans made by dealers to consumers are acquired by the Bank. The Bank's installment loan portfolio included approximately **$52,539,000**, $60,510,000, and $55,703,000 of such loans at December 31, 2006, 2005, and 2004, respectively.

The Bank makes loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Executive officers, directors, and their affiliated interests enter into loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2006, 2005, and 2004, the amounts of such loans outstanding totaled **$3,293,148**, $1,970,926, and $1,443,878, respectively. During 2006, loan additions and repayments totaled **$1,849,400** and **$527,178**, respectively.

Note 4. Loans (continued)

The allowance for credit losses is as follows:

	2006	2005	2004
Balance, beginning of year	**$ 2,201,350**	$ 2,411,894	$ 2,246,395
Provision for credit losses	**62,000**	(50,000)	340,000
Recoveries	**357,803**	461,033	377,213
Loans charged off	**(782,059)**	(621,577)	(551,714)
Balance, end of year	**$ 1,839,094**	$ 2,201,350	$ 2,411,894

Loans on which the accrual of interest has been discontinued totaled **$57,429**, $185,430, and $598,162 at December 31, 2006, 2005, and 2004, respectively. Interest that would have been accrued under the terms of these loans totaled **$10,658**, $15,552, and $46,751 for the years ended December 31, 2006, 2005, and 2004, respectively. Loans past due 90 days or more and still accruing interest totaled **$1,751**, $3,500 and $6,964 at December 31, 2006, 2005 and 2004, respectively.

Information regarding loans classified by the Bank as impaired is summarized as follows:

	2006	2005	2004
Loans classified as impaired	**$ 49,441**	$ 185,930	$ 490,656
Allowance for credit losses on impaired loans	**35,423**	93,054	116,160
Average balance of impaired loans	**6,846**	104,906	461,400

Following is a summary of cash receipts on impaired loans and how they were applied:

	2006	2005	2004
Cash receipts applied to reduce principal balance	**$ 9,723**	$ 14,054	$ 27,630
Cash receipts recognized as interest income	**-**	2,790	27,190
Total cash receipts	**$ 9,723**	$ 16,844	$ 54,820

No troubled debt restructurings transpired in 2006. All prior investments in troubled debt were performing under the terms of the modified agreement.

No troubled debt restructurings transpired in 2005. The remaining prior investment in troubled debt was not performing under the terms of the modified agreement in the amount of $12,508 as of December 31, 2005.

At December 31, 2004, the recorded investment in new troubled debt restructurings totaled $94,783. The average recorded investment in troubled debt restructurings totaled $96,624 for the year ended December 31, 2004. The allowance for credit losses relating to troubled debt restructurings totaled $31,436 at December 31, 2004. The Bank recognized $8,015 in interest income on troubled debt restructurings for cash payments received in 2004. All prior investments in troubled debt were performing under the terms of the modified agreements, with the exception of one credit relationship classified as impaired in the amount of $173,010 as of December 31, 2004.

The Bank has no commitments to loan additional funds to the borrowers of restructured, impaired, or non-accrual loans.

Note 5. Premises and Equipment

A summary of premises and equipment is as follows:

	Useful lives	2006	2005	2004
Land		**$ 684,977**	$ 684,977	$ 684,977
Buildings	5-50 years	**4,710,503**	4,672,579	4,437,516
Equipment and fixtures	5-30 years	**5,456,049**	5,426,032	5,248,830
Construction in progress		**26,088**	122,652	298,480
		10,877,617	10,906,240	10,669,803
Accumulated depreciation		**(7,471,603)**	(7,042,965)	(6,639,026)
		$ 3,406,014	$ 3,863,275	$ 4,030,777

Construction in progress at December 31, 2006 relates primarily to a future branch site.

Depreciation expense totaled **$450,278**, $493,484, and $469,633 for the years ended December 31, 2006, 2005, and 2004, respectively. Amortization of software and intangible assets totaled **$97,954**, $138,642, and $167,474 for the years ended December 31, 2006, 2005, and 2004, respectively.

The Bank leases its South Crain Highway, Severna Park, and Linthicum branches. Minimum lease obligations under the South Crain Highway branch are $115,400 per year through September 2009, adjusted annually by the CPI. Minimum lease obligations under the Severna Park branch are $30,000 per year through September 2007. Minimum lease obligations under the Linthicum branch are $92,700 per year through December 2014, adjusted annually on a pre-determined basis, with one ten year extension option. The Bank is also required to pay all maintenance costs under all these leasing arrangements. Rent expense totaled **$236,166**, $200,596, and $125,198 for the years ended December 31, 2006, 2005, and 2004, respectively.

Note 6. Short-term borrowings

Short-term borrowings are as follows:

	2006	2005	2004
Notes payable - U.S. Treasury	**$ 545,349**	$ 622,050	$ 541,672

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Short-term borrowings (continued)

Notes payable to the U.S. Treasury represents Federal treasury tax and loan deposits accepted by the Bank from its customers to be remitted on demand to the Federal Reserve Bank. The Bank pays interest on these balances at a slight discount to the Federal funds rate. This arrangement is secured by investment securities with an amortized cost of approximately **$1,000,000** at December 31, 2006, 2005, and 2004.

The Bank owned 9,280 shares of common stock of the FHLB at December 31, 2006. The Bank is required to maintain an investment of .2% of total assets, adjusted annually, plus 4.5% of total advances, adjusted for advances and repayments. The credit available under this facility is determined at 12% of the Bank's total assets, or approximately $38,000,000 at December 31, 2006. Long-term advances totaled $7,000,000 under this credit arrangement at December 31, 2006 (see Note 7). This credit facility is secured by a floating lien on the Bank's residential mortgage loan portfolio. Average short-term borrowings under this facility approximated **$1,047,000,** $1,482,000 and $3,605,000 for 2006, 2005, and 2004, respectively.

The Bank also has available $5,000,000 in a short-term credit facility, an unsecured line of credit, from another bank for short-term liquidity needs, if necessary. No outstanding borrowings existed under this credit arrangement at December 31, 2006, 2005, and 2004.

Note 7. Long-term Borrowings

Long-term borrowings are as follows:

	2006	2005	2004
Federal Home Loan Bank of Atlanta, convertible advance	**$ 7,000,000**	$ 7,000,000	$ 7,000,000
Mortgage payable-individual, interest at 7%, payments of $3,483, including principal and interest, due monthly through October 2010, secured by real estate	**140,170**	170,977	199,708
	$ 7,140,170	$ 7,170,977	$ 7,199,708

The Federal Home Loan Bank of Atlanta convertible advance matures in September 2010, with interest at 5.84%, payable quarterly. The Federal Home Loan Bank of Atlanta has the option of converting the rate to a three-month LIBOR; however, if converted, the borrowing can be repaid without penalty. The proceeds of the convertible advance were used to purchase higher yielding investment securities.

At December 31, 2006, the scheduled maturities of long-term borrowings are approximately as follows:

	2006
2007	**$ 33,000**
2008	**35,000**
2009	**38,000**
2010	**7,034,000**
	$ 7,140,000

Note 8. Junior Subordinated Debentures owed to Unconsolidated Subsidiary Trust

The Bancorp sponsored a trust, Glen Burnie Statutory Trust I, of which 100% of the common equity is owned by the Company. The trust was formed for the purpose of issuing Company-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of such capital securities solely in junior subordinated debt securities of the Company (the debentures). The debentures held by the trust are the sole assets of that trust. Distributions on the capital securities issued by the trust are payable semi-annually at a 10.6% rate per annum equal to the interest rate being earned by the trust on the debentures held by that trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees. The debentures held by the trust carry non-call provisions over the first 10 year period, and a declining 10 year premium call thereafter. Both the capital securities of the statutory trust and the junior subordinated debentures are scheduled to mature on September 7, 2030, unless called by the Bancorp not earlier than September 7, 2010.

Despite the fact that Trust I is not included in the Company's consolidated financial statements, the $5.0 million in trust preferred securities issued by the trust are included in the Tier 1 capital of the Bank for regulatory capital purposes as allowed by the Federal Reserve Board (the "Board"). In April 2005, the Board amended its risk-based capital standards for bank holding companies to allow the continued inclusion of outstanding and prospective issuances of trust preferred securities in the Tier 1 capital of bank holding companies, subject to stricter quantitative limits and qualitative standards. The Board also revised the quantitative limits applied to the aggregate amount of cumulative perpetual preferred stock, trust preferred securities, and minority interest in the equity accounts of most consolidated subsidiaries (collectively, restricted core capital elements) included in the Tier 1 capital of bank holding companies. The new quantitative limits become effective after a five-year transition period, ending March 31, 2009. In addition, the Board also revised the qualitative standards for capital instruments included in regulatory capital consistent with longstanding Board policies. The Board has adopted this final rule to address supervisory concerns, competitive equity considerations and changes in generally accepted accounting principles and to strengthen the definition of regulatory capital for bank holding companies. The Company does not expect that the quantitative limits will preclude it from including the $5.0 million in trust preferred securities in Tier 1 capital in the future.

Note 9. Deposits

Major classifications of interest-bearing deposits are as follows:

	2006	2005	2004
NOW and SuperNOW	**$ 22,274,015**	$ 25,391,363	$ 27,089,844
Money Market	**15,341,221**	16,746,954	20,208,804
Savings	**50,234,238**	55,220,132	57,664,694
Certificates of Deposit, $100,000 or more	**22,380,391**	16,758,682	16,556,548
Other time deposits	**89,874,294**	71,817,216	66,726,787
	$ 200,104,159	$ 185,934,347	$ 188,246,677

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Deposits (continued)

Interest expense on deposits is as follows:

	2006	2005	2004
NOW and SuperNOW	$ **52,047**	$ 39,315	$ 31,465
Money Market	**106,264**	105,166	84,385
Savings	**222,018**	241,845	236,550
Certificates of Deposit, $100,000 or more	**859,707**	490,436	424,710
Other time deposits	**3,540,835**	2,214,814	1,834,426
	$ **4,780,871**	$ 3,091,576	$ 2,611,536

At December 31, 2006, the scheduled maturities of time deposits are approximately as follows:

	2006
2007	$ **77,463,000**
2008	**11,710,000**
2009	**10,543,000**
2010	**7,207,000**
2011	**4,089,000**
2012 and thereafter	**1,243,000**
	$ **112,255,000**

Deposit balances of executive officers and directors and their affiliated interests totaled approximately **$2,308,000**, $1,967,000, and $1,309,000 at December 31, 2006, 2005, and 2004, respectively.

The Bank had no brokered deposits at December 31, 2006, 2005, and 2004.

10. Income Taxes

The components of income tax expense for the years ended December 31, 2006, 2005, and 2004 are as follows:

	2006	2005	2004
Current:			
Federal	$ **493,052**	$ 635,576	$ 660,981
State	**167,706**	66,430	105,856
Total current	**660,758**	702,006	766,837
Deferred income taxes (benefits):			
Federal	**25,655**	18,967	(111,600)
State	**702**	9,416	(22,013)
Total deferred	**26,357**	28,383	(133,613)
Income tax expense	$ **687,115**	$ 730,389	$ 633,224

Note 10. Income Taxes (continued)

A reconciliation of income tax expense computed at the statutory rate of 34% to the actual income tax expense for the years ended December 31, 2006, 2005, and 2004 is as follows:

	2006	2005	2004
Income before income taxes	**$ 3,407,160**	$ 3,505,130	$ 3,688,725
Taxes computed at Federal income tax rate	**$ 1,158,434**	$ 1,191,745	$ 1,254,167
Increase (decrease) resulting from:			
Tax-exempt income	**(610,541)**	(556,922)	(648,864)
State income taxes, net of Federal income tax benefit	**110,686**	43,844	55,336
Other	**28,536**	51,722	(27,415)
Income tax expense	**$ 687,115**	$ 730,389	$ 633,224

The components of the net deferred income tax liabilities as of December 31, 2006, 2005, and 2004 are as follows:

	2006	2005	2004
Deferred income tax benefits:			
Accrued deferred compensation and benefit plan obligations	**$ -**	$ 32,876	$ 57,807
Allowance for credit losses	**90,186**	127,467	140,771
Alternative minimum tax credits	**37,678**	-	-
Net unrealized depreciation on investment securities available for sale	**199,155**	144,806	-
Reserve for unfunded commitments	**77,240**	77,240	57,930
Total deferred income tax benefits	**404,259**	382,389	256,508
Deferred income tax liabilities:			
Accumulated depreciation	**42,991**	109,270	76,244
Accumulated securities discount accretion	**69,137**	8,980	32,547
Net unrealized appreciation on investment securities available for sale	**-**	-	478,300
Total deferred income tax liabilities	**112,128**	118,250	587,091
Net deferred income tax benefits (liabilities)	**$ 292,131**	$ 264,139	$ (330,583)

Note 11. Pension and Profit Sharing Plans

The Bank has a money purchase pension plan, which provides for annual employer contributions based on employee compensation, and covers substantially all employees. Contributions under this plan, made from an existing safe harbor accrual as a result of a prior termination of a defined benefit pension plan, totaled $182,581 for the year ended December 31, 2004. Beginning in 2004, the Bank is also accruing additional contributions under this plan. These additional contributions, included in employee benefit expense, totaled **$200,005**, $180,514 and $210,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The Bank is also making additional contributions under this plan for the benefit of certain employees, whose retirement funds were negatively affected by the termination of a defined benefit pension plan. These additional contributions, included in employee benefit expense,

Note 11. Pension and Profit Sharing Plans (continued)

totaled **$47,495**, $40,769, and $60,182 for the years ended December 31, 2006, 2005, and 2004, respectively.

The Bank also has a defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code that is funded through a profit sharing agreement and voluntary employee contributions. The plan provides for discretionary employer matching contributions to be determined annually by the Board of Directors. The plan covers substantially all employees. The Bank's contributions to the plan, included in employee benefit expense, totaled **$335,724**, $343,729, and $357,138 for the years ended December 31, 2006, 2005, and 2004, respectively.

Note 12. Post-Retirement Health Care Benefits

The Bank provides health care benefits to employees who retire at age 65 with five years of full time service immediately prior to retirement and two years of participation in the medical benefits plan. In 2001, the Bank amended the plan to include the current Board of Directors and their spouses and the spouses of current retirees. In the first quarter of 2002, the Bank again amended the plan so that all post-retirement healthcare benefits currently provided by the Bank to the above qualified participants terminated on December 31, 2006. The plan was funded only to the extent of the Bank's monthly payments of insurance premiums, which totaled **$50,483**, $62,425, and $122,664 for the years ended December 31, 2006, 2005, and 2004, respectively.

The following table sets forth the financial status of the plan at December 31, 2006, 2005, and 2004:

	2006	2005	2004
Accumulated post-retirement benefit obligation:			
Retirees	**$ -**	$ 63,489	$ 268,168
Unrecognized net gain (loss)	**-**	21,636	(118,489)
Accrued post-retirement benefit cost	**$ -**	$ 85,125	$ 149,679

Net post-retirement benefit (income) expense for the years ended December 31, 2006, 2005, and 2004 includes the following:

	2006	2005	2004
Interest cost	**$ 3,081**	$ 7,685	$ 23,854
Amortization of net (gain) loss	**(37,723)**	(9,814)	40,896
Net post-retirement benefit (income) expense	**$ (34,642)**	$ (2,129)	$ 64,750

Assumptions used in the accounting for net post-retirement benefit expense were as follows:

	2006	2005	2004
Health care cost trend rate	**5.0%**	5.0%	5.0%
Discount rate	**6.5%**	6.5%	6.5%

Note 12. Post-Retirement Health Care Benefits (continued)

If the assumed health cost trend rate were increased to 6% for 2006, 2005, and 2004, the total of the service and interest cost components of net periodic post-retirement health care benefit (income) cost would (decrease) increase by **$0**, ($35), and $220 to **$(34,642)**, ($2,094), and $64,970 as of for the years ended December 31, 2006, 2005, and 2004, respectively.

Note 13. Other Benefit Plans

The Bank has life insurance contracts on several officers and is the sole owner and beneficiary of the policies. Cash value totaled **$6,892,455**, $5,681,802, and $5,483,681 at December 31, 2006, 2005, and 2004, respectively. Income on their insurance investment totaled **$210,653**, $198,121, and $201,423 for 2006, 2005, and 2004, respectively.

The Bank has an unfunded grantor trust, as part of a change in control severance plan, covering substantially all employees (See Note 15). Participants in the plan are entitled to cash severance benefits upon termination of employment, for any reason other than just cause, should a "change in control" of the Company occur.

Note 14. Other Operating Expenses

Other operating expenses include the following:

	2006	2005	2004
Professional services	**$ 434,465**	$ 465,905	$ 430,301
Stationery, printing and supplies	**209,385**	246,882	229,806
Postage and delivery	**224,856**	233,403	232,742
FDIC assessment	**33,847**	34,953	36,972
Directors fees and expenses	**207,796**	192,227	194,901
Marketing	**232,258**	240,177	220,899
Data processing	**104,976**	105,994	123,782
Correspondent bank services	**89,924**	87,784	81,668
Telephone	**165,529**	151,440	117,228
Liability insurance	**81,508**	96,832	94,370
Provision for unfunded commitments	**-**	50,000	-
Losses and expenses on real estate owned (OREO)	**922**	681	551
Other ATM expense	**235,116**	228,710	251,688
Other	**343,296**	401,457	524,893
	$ 2,363,878	$ 2,536,445	$ 2,539,801

Note 15. Standstill Agreement

During 1998, the Company was pursued by another competing financial institution (the "Institution") in a hostile take-over attempt. As part of a negotiation settlement, the Company and the Institution entered into a standstill agreement through November 2008.

Note 16. Commitments and Contingencies

Financial instruments:

The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Outstanding loan commitments, unused lines of credit and letters of credit are as follows:

	2006	2005	2004
Loan commitments:			
Construction and land development	$ 482,000	$ 224,000	$ 3,150,000
Other mortgage loans	528,000	1,881,400	1,137,500
	$ 1,010,000	$ 2,105,400	$ 4,287,500
Unused lines of credit:			
Home-equity lines	$ 6,410,947	$ 6,341,738	$ 6,297,160
Commercial lines	10,715,713	7,581,877	10,550,804
Unsecured consumer lines	899,538	866,091	836,377
	$ 18,026,198	$ 14,789,706	$ 17,684,341
Letters of credit:	$ 296,136	$ 343,320	$ 723,134

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

Note 16. Commitments and Contingencies (continued)

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2006, the Bank has accrued **$200,000** as a reserve for losses on unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Note 17. Stockholders' Equity

Restrictions on dividends:

Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends that exceed the Bank's net profits for the current year plus its retained net profits for the preceding two years. Retained earnings from which dividends may not be paid without prior approval totaled approximately **$9,367,000**, $7,609,000, and $5,633,000 at December 31, 2006, 2005, and 2004, respectively, based on the earnings restrictions and minimum capital ratio requirements noted below.

Employee stock purchase benefit plans:

The Company has a stock-based compensation plan, which is described below. As determined under SFAS No. 123R utilizing the Black-Scholes option pricing model, management of the Company has not recorded any compensation expense for options issued during the year ended December 31, 2006, as there would be no material impact in the reported net income. As determined under APB No. 25, net compensation cost of $7,191, and $13,465 have been recognized in the accompanying consolidated financial statements in 2005 and 2004, respectively (See Note 1).

Employees who have completed one year of service are eligible to participate in the employee stock purchase plan. The number of shares of common stock granted under options will bear a uniform relationship to compensation. The plan allows employees to buy stock under options granted at 85% of the fair market value of the stock on the date of grant. Options are vested when granted and will expire no later than 27 months from the grant date or upon termination of employment. Activity under this plan is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Stockholders' Equity (continued)

	Shares	Grant Price
Outstanding December 31, 2003		
Granted on January 7, 2004, expiring December 15, 2004	9,533	$ 17.25
Exercised	(4,427)	
Expired	(5,106)	$ 17.25
Outstanding December 31, 2004		
Granted on April 13, 2005, expiring December 2, 2005	5,683	$ 14.92
Exercised	(2,740)	
Expired	(2,943)	$ 14.92
Outstanding December 31, 2005		
Granted on June 8, 2006, expiring December 11, 2006	**4,755**	**$ 14.15**
Exercised	**(2,395)**	
Expired	**(2,360)**	**$ 14.15**
Outstanding December 31, 2006	**-**	

At December 31, 2006, shares of common stock reserved for issuance under the plan totaled **41,050**.

The Board of Directors may suspend or discontinue the plan at its discretion.

Dividend reinvestment and stock purchase plan:

The Company's dividend reinvestment and stock purchase plan allows all participating stockholders the opportunity to receive additional shares of common stock in lieu of cash dividends at 95% of the fair market value on the dividend payment date.

During 2006, 2005, and 2004, shares of common stock purchased under the plan totaled **15,113**, 12,708, and 10,796, respectively. At December 31, 2006, shares of common stock reserved for issuance under the plan totaled **150,986**.

The Board of Directors may suspend or discontinue the plan at its discretion.

Stockholder purchase plan:

The Company's stockholder purchase plan allows participating stockholders an option to purchase newly issued shares of common stock. The Board of Directors shall determine the number of shares that may be purchased pursuant to options. Options granted will expire no later than three months from the grant date. Each option will entitle the stockholder to purchase one share of common stock, and will be granted in proportion to stockholder share holdings. At the discretion of the Board of Directors, stockholders may be given the opportunity to purchase unsubscribed shares.

There was no activity under this plan for the years ended December 31, 2006, 2005, and 2004.

At December 31, 2006, shares of common stock reserved for issuance under the plan totaled **261,599**.

Note 17. Stockholders' Equity (continued)

The Board of Directors may suspend or discontinue the plan at its discretion.

Under all three plans, options granted, exercised, and expired, shares issued and reserved, and grant prices have been restated for the effects of any stock dividends or stock splits.

Regulatory capital requirements:

The Company and Bank are subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company and Bank must meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2006, 2005, and 2004, that both the Company and Bank meet all capital adequacy requirements to which they are subject.

The Bank has been notified by its regulator that, as of its most recent regulatory examination, it is regarded as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There have been no conditions or events since that notification that management believes have changed the Bank's category.

As discussed in Note 8, the capital securities held by the Glen Burnie Statutory Trust I qualifies as Tier I capital for the Company under Federal Reserve Board guidelines.

Note 17. Stockholders' Equity (continued)

A comparison of capital as of December 31, 2006, 2005, and 2004 with minimum requirements is approximately as follows:

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2006						
Total Capital						
(to Risk Weighted Assets)						
Company	**$ 35,357,000**	**17.1%**	**$ 16,570,000**	**8.0%**	**N/A**	
Bank	**35,240,000**	**17.0%**	**16,564,000**	**8.0%**	**$ 20,705,000**	**10.0%**
Tier I Capital						
(to Risk Weighted Assets)						
Company	**33,518,000**	**16.2%**	**8,281,000**	**4.0%**	**N/A**	
Bank	**33,201,000**	**16.0%**	**8,285,000**	**4.0%**	**12,427,000**	**6.0%**
Tier I Capital						
(to Average Assets)						
Company	**33,518,000**	**10.3%**	**13,017,000**	**4.0%**	**N/A**	
Bank	**33,201,000**	**10.2%**	**13,046,000**	**4.0%**	**16,307,000**	**5.0%**
As of December 31, 2005						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 34,257,000	17.0%	$ 16,121,000	8.0%	N/A	
Bank	33,868,000	16.8%	16,128,000	8.0%	$ 20,160,000	10.0%
Tier I Capital						
(to Risk Weighted Assets)						
Company	31,856,000	15.8%	8,065,000	4.0%	N/A	
Bank	31,467,000	15.6%	8,068,000	4.0%	12,102,693	6.0%
Tier I Capital						
(to Average Assets)						
Company	31,856,000	10.2%	12,493,000	4.0%	N/A	
Bank	31,467,000	10.1%	12,462,000	4.0%	15,578,000	5.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Stockholders' Equity (continued)

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2004						
Total Capital (to Risk Weighted Assets)						
Company	$ 32,416,000	16.4%	$ 15,813,000	8.0%	N/A	
Bank	32,004,000	16.2%	15,804,000	8.0%	$ 19,756,000	10.0%
Tier I Capital (to Risk Weighted Assets)						
Company	29,944,000	15.2%	7,880,000	4.0%	N/A	
Bank	29,538,000	15.0%	7,877,000	4.0%	11,815,000	6.0%
Tier I Capital (to Average Assets)						
Company	29,944,000	9.9%	12,099,000	4.0%	N/A	

Note 18. Earnings Per Common Share

Earnings per common share are calculated as follows:

	2006	2005	2004
Basic:			
Net income	**$ 2,720,045**	$ 2,774,741	$ 3,055,501
Weighted average common shares outstanding	**2,472,803**	2,456,723	2,442,944
Basic net income per share	**$ 1.10**	$ 1.13	$ 1.25

Diluted earnings per share calculations were not required for 2006, 2005, and 2004 as there were no options outstanding at December 31, 2006, 2005, and 2004.

19. Fair Values of Financial Instruments

In accordance with the disclosure requirements of SFAS No. 107, the estimated fair value and the related carrying values of the Company's financial instruments are as follows:

	2006		2005		2004	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:						
Cash and due from banks	**$ 9,005,691**	**$ 9,005,691**	$ 9,405,148	$ 9,405,148	$ 9,766,710	$ 9,766,710
Interest-bearing deposits in other financial institutions	**342,309**	**342,309**	3,711,524	3,711,524	65,947	65,947
Federal funds sold	**3,971,978**	**3,971,978**	2,333,055	2,333,055	1,541,234	1,541,234
Investment securities available for sale	**95,811,296**	**95,811,296**	86,128,724	86,128,724	93,278,857	93,278,857
Investment securities held to maturity	**683,363**	**729,960**	1,151,163	1,238,740	1,627,190	1,761,894
Federal Home Loan Bank Stock	**928,000**	**928,000**	918,900	918,900	919,000	919,000
Maryland Financial Bank Stock	**100,000**	**100,000**	100,000	100,000	100,000	100,000
Common stock-Statutory Trust I	**155,000**	**155,000**	155,000	155,000	155,000	155,000
Ground rents	**219,100**	**219,100**	235,700	235,700	235,700	235,700
Loans, less allowance for credit losses	**193,336,604**	**192,492,000**	190,204,998	190,206,000	182,291,292	180,500,000
Accrued interest receivable	**1,627,433**	**1,627,433**	1,451,806	1,451,806	1,484,869	1,484,869
Financial liabilities:						
Deposits	**274,833,457**	**273,033,000**	265,248,268	264,846,000	261,674,043	261,826,000
Short-term borrowings	**545,349**	**545,349**	622,050	622,050	541,672	541,672
Long-term borrowings	**7,140,170**	**7,151,651**	7,170,977	7,533,950	7,199,708	8,388,328
Dividends payable	**366,580**	**366,580**	339,005	339,005	287,938	287,938
Accrued interest payable	**145,642**	**145,642**	83,111	83,111	55,980	55,980
Accrued interest payable on junior subordinated debentures	**171,518**	**171,518**	171,518	171,518	171,518	171,518
Junior subordinated debentures owed to unconsolidated subsidiary trust	**5,155,000**	**5,155,000**	5,155,000	5,155,000	5,155,000	5,155,000
Unrecognized financial instruments:						
Commitments to extend credit	**19,036,198**	**19,036,198**	16,895,106	16,895,106	21,971,841	21,971,841
Standby letters of credit	**296,136**	**296,136**	343,320	343,320	723,134	723,134

For purposes of the disclosures of estimated fair value, the following assumptions were used.

Loans:

The estimated fair value for loans is determined by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Investment securities:

Estimated fair values are based on quoted market prices.

Note 19. Fair Values of Financial Instruments (continued)

Deposits:

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair value of certificates of deposit is based on the rates currently offered for deposits of similar maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Other assets and liabilities:

The estimated fair values for cash and due from banks, interest-bearing deposits in other financial institutions, Federal funds sold, accrued interest receivable and payable, and short-term borrowings are considered to approximate cost because of their short-term nature.

Other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. In addition, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill, and similar items.

Note 20. Recently Issued Accounting Pronouncements

In February 2006, the FASB issued Statement No. 155 (SFAS 155), *Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.* SFAS No. 155 simplifies accounting for certain hybrid instruments currently governed by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, by allowing fair value remeasurement of hybrid instruments that contain an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the guidance in SFAS No. 133 Implementation Issue No. D1, *Application of Statement 133 to Beneficial Interests in Securitized Financial Assets*, which provides such beneficial interests are not subject to SFAS No. 133. SFAS No. 155 amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125*, by eliminating the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company feels that this pronouncement will not have a significant impact on the financial statements.

In March 2006, the FASB issued Statement No. 156 (SFAS 156), *Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140.* SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS No. 156 is effective as of an entity's first fiscal year beginning January 1, 2007. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company feels that this pronouncement will not have a significant impact on the financial statements.

In September 2006, the FASB issued Statement No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this

Note 20. Recently Issued Accounting Pronouncements (continued)

principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments. The Company is currently reviewing this pronouncement.

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company feels that this pronouncement will not have a significant impact on the financial statements at the current time.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-5, *Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance*. FASB Technical Bulletin No. 85-4 requires that the amount that could be realized under the insurance contract as of the date of the statement of financial position should be reported as an asset. Since the issuance of FASB Technical Bulletin No. 85-4, questions arose regarding whether "the amount that could be realized" should consider 1) any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value and 2) the contractual ability to surrender all of the individual-life policies (or certificates in a group policy) at the same time. EITF 06-5 determined that "the amount that could be realized" should 1) consider any additional amounts included in the contractual terms of the policy and 2) assume the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). Any amount that is ultimately realized by the policy holder upon the assumed surrender of the final policy (or final certificate in a group policy) shall be included in the "amount that could be realized." An entity should apply the provisions of EITF 06-5 through either a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The provisions of EITF 06-5 are effective for fiscal years beginning after December 15, 2006. Management has not yet completed its evaluation of the impact that EITF 06-5 will have.

In 2006, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the National Credit Union Administration (collectively, the agencies), have issued an interagency policy statement on the ALLL and supplemental FAQs. This issuance revises the 1993 policy statement on the ALLL previously issued by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of Thrift Supervision. The National Credit Union Administration has also joined in issuing the revised guidance.

The agencies believe an assessment of the appropriateness of the ALLL is critical to the safety and soundness of a financial institution. In light of ALLL-related developments since the policy statement was first adopted in 1993, the agencies have revised the previous policy to ensure consistency with generally accepted accounting principles (GAAP) and more recent supervisory guidance. The 1993 policy statement was originally issued to describe the responsibilities of the boards of directors, management and examiners of banks and savings associations regarding the ALLL; factors to be considered in the estimation of the ALLL; and the objectives and elements of an effective loan review system, including a sound credit grading system. The revised policy statement updates this guidance and also extends it to credit unions and their examiners.

Note 20. Recently Issued Accounting Pronouncements (continued)

This revision reiterates key concepts and requirements included in existing ALLL supervisory guidance and GAAP. Because the ALLL represents one of the most significant estimates in an institution's financial statements and regulatory reports, the agencies remind those institutions of their responsibility for developing, maintaining, and documenting a comprehensive, systematic, and consistently applied process for determining the amounts of the ALLL and the provision for loan and lease losses. To fulfill this responsibility, each institution should ensure that controls are in place to determine consistently the ALLL in accordance with GAAP, the institution's stated policies and procedures, management's best judgment and relevant supervisory guidance.

Consistent with longstanding supervisory guidance, institutions must maintain an ALLL at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Estimates of credit losses should reflect consideration of all significant factors that affect the collectibility of the portfolio as of the evaluation date. Arriving at an appropriate allowance involves a high degree of management judgment and results in a range of estimated losses. Accordingly, prudent, conservative, but not excessive, loan loss allowances that represent management's best estimate from within an acceptable range of estimated losses are appropriate.

Although the revised policy statement reiterates key concepts and requirements in GAAP and existing supervisory guidance on the ALLL, the agencies recognize that institutions may not have sufficient time to complete any enhancements needed to bring their ALLL processes and documentation into full compliance with the revised guidance for year-end 2006 reporting purposes. Nevertheless, these enhancements should be completed in the near term. Management of the Company feels that they are currently in material compliance with this newly revised policy and are reviewing the current ALLL methodology for necessary enhancements.

Note 21. Parent Company Financial Information

The Balance Sheets, Statements of Income, and Statements of Cash Flows for Glen Burnie Bancorp (Parent Only) are presented below:

Balance Sheets

December 31,	2006	2005	2004
Assets			
Cash	**$ 441,919**	$ 483,459	$ 453,685
Investment in The Bank of Glen Burnie	**32,884,293**	31,237,838	30,339,198
Investment in GBB Properties, Inc.	**265,579**	266,561	262,343
Investment in the Glen Burnie Statutory Trust I	**155,000**	155,000	155,000
Due from subsidiaries	**26,820**	22,888	20,765
Other assets	**120,000**	127,250	132,250
Total assets	**$ 33,893,611**	$ 32,292,996	$ 31,363,241
Liabilities and Stockholders' Equity			
Dividends payable	**$ 366,580**	$ 339,005	$ 287,938
Accrued interest payable on borrowed funds	**171,518**	171,518	171,518
Other liabilities	**-**	2,032	4,377
Borrowed funds from subsidiary	**5,155,000**	5,155,000	5,155,000
Total liabilities	**5,693,098**	5,667,555	5,618,833
Stockholders' equity:			
Common stock	**2,484,633**	2,056,024	2,041,033
Surplus	**11,719,907**	11,458,465	11,169,283
Retained earnings	**14,312,496**	13,341,097	11,773,915
Accumulated other comprehensive (loss), income, net of (benefits) taxes	**(316,523)**	(230,145)	760,177
Total stockholders' equity	**28,200,513**	26,625,441	25,744,408
Total liabilities and stockholders' equity	**$ 33,893,611**	$ 32,292,996	$ 31,363,241

The borrowed funds from subsidiary balance represents the junior subordinated debt securities payable to the wholly-owned subsidiary trust that was deconsolidated as a result of applying the provisions of FIN 46. The Company continues to guarantee the capital securities issued by the trust, which totaled **$5,000,000** at December 31, 2006. (See Note 8).

Note 21. Parent Company Financial Information (continued)

Statements of Income

Years Ended December 31,	2006	2005	2004
Dividends and distributions from subsidiaries	**$ 1,350,000**	$ 1,245,000	$ 1,235,000
Other income	**16,430**	16,430	16,430
Interest expense on junior subordinated debentures	**(546,430)**	(546,430)	(546,703)
Other expenses	**(59,453)**	(50,397)	(54,826)
Income before income tax benefit and equity in undistributed net income of subsidiaries	**760,547**	664,603	649,901
Income tax benefit	**227,647**	224,149	225,965
Change in undistributed net income of subsidiaries	**1,731,851**	1,885,989	2,179,635
Net income	**$ 2,720,045**	$ 2,774,741	$ 3,055,501

Statements of Cash Flows

Years Ended December 31,	2006	2005	2004
Cash flows from operating activities:			
Net income	**$ 2,720,045**	$ 2,774,741	$ 3,055,501
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease in other assets	**7,250**	5,000	4,932
(Increase) decrease in due from subsidiaries	**(3,932)**	(2,123)	5,893
Decrease in other liabilities	**(2,032)**	(2,345)	(1,859)
Change in undistributed net income of subsidiaries	**(1,731,851)**	(1,885,989)	(2,179,635)
Net cash provided by operating activities	**989,480**	889,284	884,832
Cash flows from financing activities:			
Proceeds from dividend reinvestment plan	**245,059**	256,115	231,955
Proceeds from issuance of common stock	**33,891**	40,867	76,362
Dividends paid	**(1,309,970)**	(1,156,492)	(1,008,357)
Net cash used in financing activities	**(1,031,020)**	(859,510)	(700,040)
(Decrease) increase in cash	**(41,540)**	29,774	184,792
Cash, beginning of year	**483,459**	453,685	268,893
Cash, end of year	**$ 441,919**	$ 483,459	$ 453,685

Note 21. Parent Company Financial Information

The Balance Sheets, Statements of Income, and Statements of Cash Flows for Glen Burnie Bancorp (Parent Only) are presented below:

Balance Sheets

December 31,	**2006**	2005	2004
Assets			
Cash	**$ 441,919**	$ 483,459	$ 453,685
Investment in The Bank of Glen Burnie	**32,884,293**	31,237,838	30,339,198
Investment in GBB Properties, Inc.	**265,579**	266,561	262,343
Investment in the Glen Burnie Statutory Trust I	**155,000**	155,000	155,000
Due from subsidiaries	**26,820**	22,888	20,765
Other assets	**120,000**	127,250	132,250
Total assets	**$ 33,893,611**	$ 32,292,996	$ 31,363,241
Liabilities and Stockholders' Equity			
Dividends payable	**$ 366,580**	$ 339,005	$ 287,938
Accrued interest payable on borrowed funds	**171,518**	171,518	171,518
Other liabilities		2,032	4,377
Borrowed funds from subsidiary	**5,155,000**	5,155,000	5,155,000
Total liabilities	**5,693,098**	5,667,555	5,618,833
Stockholders' equity:			
Common stock	**2,484,633**	2,056,024	2,041,033
Surplus	**11,719,907**	11,458,465	11,169,283
Retained earnings	**14,312,496**	13,341,097	11,773,915
Accumulated other comprehensive (loss), income, net of (benefits) taxes	**(316,523)**	(230,145)	760,177
Total stockholders' equity	**28,200,513**	26,625,441	25,744,408
Total liabilities and stockholders' equity	**$ 33,893,611**	$ 32,292,996	$ 31,363,241

The borrowed funds from subsidiary balance represents the junior subordinated debt securities payable to the wholly-owned subsidiary trust that was deconsolidated as a result of applying the provisions of FIN 46. The Company continues to guarantee the capital securities issued by the trust, which totaled **$5,000,000** at December 31, 2006. (See Note 8).

Notes:



Glen Burnie
101 Crain Highway, SE
Glen Burnie, MD 21061
410-766-3300

Crownsville
1221 Generals Highway
Crownsville, MD 21032
410-923-2200

Linthicum
7063 Baltimore-Annapolis Boulevard
Linthicum, MD 21061
410-487-8500

Odenton
1405 Annapolis Road
Odenton, MD 21113
410-674-2200

Riviera Beach
8707 Ft. Smallwood Road
Pasadena, MD 21122
410-437-2070

Severn
811 Reece Road
Severn, MD 21144
410-551-2100

Severna Park
534 Ritchie Highway
Severna Park, MD 21146
410-544-0270

South Crain
7984 Crain Highway, S.
Glen Burnie, MD 21061
410-766-5343

Operations Center
106 Padfield Boulevard
Glen Burnie, MD 21061
410-766-3300

Internet Address
www.thebankofglenburnie.com


The BANK of
GLEN BURNIE